EXHIBIT 99.19
                                                                   -------------



                            LSOF POOLED EQUITY, L.P.
                             600 NORTH PEARL STREET
                                   SUITE 1550
                               DALLAS, TEXAS 75201
                             TEL NO.: (214) 754-8300
                             FAX NO.: (214) 754-8301


January 15, 2001


Greenbriar Corporation
4265 Kellway Circle
Addison, Texas 75244
Attention: Gene S. Bertcher

Gentlemen:

         Reference is made to (i) those certain Certificates of Voting Power, Designations, Preferences, and Relative, Participating, Optional or Other Special Rights of Series F Senior Convertible Preferred Stock (the "Series F Stock") and Series G Senior Non-Voting Convertible Preferred Stock (the "Series G Stock" and, with the Series F Stock, the "Preferred Stock") of Greenbriar Corporation ("Greenbriar") (collectively, the "Certificates") and (ii) that certain Stock Purchase Agreement (the "Purchase Agreement") between Greenbriar and Lone Star Opportunity Fund, L.P. ("LSOF"), dated as of December 31, 1997. Capitalized terms used herein and not otherwise defined are used as defined in the Certificates.

         This letter acknowledges receipt of your correspondence, dated January 13, 2001 (the "Mandatory Conversion Letters"), and stock certificates for an aggregate of 1,054,202 shares (the "Shares") of common stock (the "Common Stock") of Greenbriar.

         The Shares only partially satisfy Greenbriar's obligation to convert the shares of Series F Stock and Series G Stock owned by LSOF for the following reasons:

         1) The correct Conversion Price for the Preferred Stock is $0.69 per share of Common Stock.

         2) The correct number of shares of Series G Stock owned by LSOF is 497,697, not 444,854 as stated in the applicable Mandatory Conversion Letter. As previously stated in our original Notice of Conversion, dated October 30, 2000, the number of shares of Series G Stock redeemed on April 14, 2000 was 37,200, not 39,097, as erroneously set forth on the stock power surrendered in connection with such redemption. The supporting documentation for such

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LSOF Pooled Equity, L.P.
January 13, 2001
Page 3

redemption clearly sets forth the correct number of shares redeemed as 37,200, consistent with the calculation methodology for prior redemptions.

         3) LSOF has never agreed to your alleged redemption of 50,946 shares of Series G Stock on December 22, 2000. The use of proceeds of the $760,000 received by LSOF from the Company on December 21, 2000 has never been discussed by Greenbriar and LSOF and remains to be addressed in connection with the final resolution of our dispute. LSOF's view is that such proceeds should apply to the Make Whole Amount referred to in the Mandatory Conversion Letters.

         4) The Preferred Stock has been accruing penalty dividends (the "Penalty Dividends"), due to certain events of default, since at least June 30, 2000. You have failed to include such penalty dividends in the Liquidation Value for the Preferred Stock to be converted.

         5) The unpaid Penalty Dividends have been accruing interest at the rate of 12% per annum. You have failed to include such interest in the Liquidation Value to be converted.

         6) LSOF has unreimbursed costs and expenses payable to it pursuant to the Purchase Agreement. You have failed to include such costs and expenses in the Liquidation Value to be converted

                                 LSOF POOLED EQUITY, L.P.

                                 By:  LSOF GenPar, Inc., Its General Partner


                                 By:      /s/ J.D. Dell
                                      -----------------------------------------
                                       J.D. Dell
                                       Vice President

cc:   Mark E. Bennett
      Ronald L. Brown
      T. Ray Guy
      Terrell W. Oxford
      Michael A. Saslaw